EXHIBIT 1

                                  INTER PARFUMS
                                   TERM SHEET
                          FOR DISCUSSION PURPOSES ONLY

1.    Board Representation

      The number of directors is to be increased from seven (7) to ten (10), and two (2) seats on the Board of Directors of IP Delaware will be granted to LV Capital.

2.    Decisions by the Board

2.1 The Majority Shareholders will agree to vote, and to cause the Directors to vote, for an amendment to IP Delaware's Certificate of Incorporation1 at the next annual meeting of shareholders in July 2000, which will require the following decisions regarding IP Delaware and its subsidiaries (including IP France) to be taken by unanimous consent of the Board members.

2.1.1 No material change in the business of IP Delaware and its subsidiaries from the fragrances and cosmetic business.

2.1.2 Decisions related to anti-dilution:

      -     Issuance of any shares below fair market value;

      - borrowings aggregating in excess of an amount equal to the consolidated stockholder equity as shown in its most recent audited consolidated accounts of IP Delaware;

      - the entry into an agreement with a Majority Shareholder or any affiliate of a Majority Shareholder; [in addition, the Majority Shareholder or any affiliate of a Majority
            Shareholder cannot vote as a director on this type of transaction, as Delaware law states that a majority of distinterested directors must approve any such transaction for it to be valid]

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         1 The matters covered by this term sheet will be reflected in a shareholders agreement between the Majority Shareholders and LV Capital, and the Majority Shareholders will use their best efforts to cause IP Delaware and its Board members to act in a manner consistent with the provisions of this Term Sheet.

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      -     dividends if such represent more than 30% of the annual net income of the company;

      - direct or indirect sale of a controlling interest of, or the business of IP France;

      - merger or consolidation (i) if not for fair value; or (ii) with company not engaged primarily in the fragrances and cosmetic business;

      - any amendment to the certificate of incorporation [in addition, this requires majority consent of the shareholders] or by-laws.

2.2 The following actions are to be discussed by the Board of IP Delaware and taken by a majority of the Board members:

      - sale, transfer, pledge or other disposition of all or any material portion of the assets (including the shares of any subsidiary);

      - acquisition of shares, securities or assets of any company or entity (except short term financial investments); creation of any company or entity;

      - the entry into, renewal or termination by the company into/of any trademark license agreement (LV Capital [as well as any director] may propose alternative solutions);

      - the entry into any material agreement or material transaction which is outside the ordinary course of business. [In some cases, this requires majority consent of the shareholders].

2.3 LV Capital will receive monthly management reports, which are to contain net sales, operating income and disclosure of any highlights for the preceding month. In addition, LV Capital will be entitled to receive full quarterly management reports, which the Board discusses and reviews. LV Capital will agree to hold such information confidential and acknowledges its obligations under law not to buy or sell securities of IP Delaware or IP France on the basis of material non-public information.

2.4 Board meetings will be held at least once per quarter, one (1) in New York City, one (1) in Paris, and two (2) by conference telephone each year.

3.    Grants of Options and Preemptive Rights


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3.1   Stock Options

3.1.1 Plan for non-employee directors of IP Delaware is administered by a committee consisting of 2 outside directors, Messrs. Jean Levy and Francois Heilbronn; grants are automatically made on 1 February each year (options to purchase 1,000 to all directors except Mr. Caccamo, who receives an option for 4,000 shares); in addition, when first elected or appointed to board, option for 2,000 shares is granted; and all exercise prices are at fair market value at time of grant.

3.1.2 For all other option grants to employees and directors, the Majority Shareholders will agree to cause the full board of directors to limit the grant of options to 1.5% of the amount of outstanding shares of IP Delaware per annum within which the option committee can grant options to purchase shares. In addition, the Majority Shareholders will agree to cause the full board of directors to limit the grant of options to 1.5% of the amount of outstanding shares of IP France per annum.

3.2   Preemptive Right

      The Majority Shareholders will agree, in return for LV Capital becoming a strategic partner of IP Delaware, to cause the full board of directors to grant a preemptive right to LV Capital2 to purchase shares of IP Delaware for cash at fair market value upon issuance of shares to any party other than LV Capital, subject to the following exceptions:

      1. shares issued upon exercise of options outstanding as of date agreement is signed;

      2. shares issued upon exercise of options granted described in paragraphs 3.1.1 and 3.1.2, above; and

      3. the limitation in the standstill agreement with respect to the number of shares to be owned by LV Capital. However, the limitation in the standstill agreement with respect to the number of shares to be owned by LV Capital will automatically be increased if any third party or group becomes the beneficial owner of more shares than LV Capital, solely to the extent to permit LV Capital to own 0.5% more than any third party or group. This limit, once

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         2 Preemptive rights can only be granted in the Certificate of
Incorporation, and the Majority Shareholders will agree to vote, and to cause the Directors to vote, for an amendment to IP Delaware's Certificate of Incorporation at the next annual meeting of shareholders in July 2000.



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increased, will not be reduced even if the third party or group subsequently reduces its ownership.

4.    Right of First Offer

      Each of the Majority Shareholders and LV Capital will inform the other party of any intent to sell shares. The non-selling party can make a bid for the shares within 10 business days or the right is waived for this transaction.

      In case the selling party turns down the offer, it may not sell the shares to a third party at a lower price than the highest bidder price.

      If the selling party has not sold its shares in a 60-day period, it must renew the hereabove procedure if it wants to sell shares.

      However, this clause shall not apply in case of non-substantial sales, i.e. which do not exceed in aggregate 1% of the outstanding share capital per year.

5.    Sale on Change of Control

      If any of the Majority Shareholders sells shares to a third party, which results in a change in control, then LV Capital shall have the right to join in such sale for all of its shares.

6.    Standstill Agreement

6.1 LV Capital will agree not to: seek to effect a change in control, by the acquisition of shares, solicitation of proxies, change of directors, or in any other manner, including but not limited to, sale of shares to a third party, which would transfer control from the Majority Shareholders (except for a joint sale with the Majority Shareholders as described in paragraph 5). However, LV Capital will be permitted to acquire shares in the aggregate not to exceed 25% of the outstanding shares, including right of first offer shares. However, this limitation will automatically be increased if any third party or group becomes the beneficial owner of more shares than LV Capital, solely to the extent to permit LV Capital to own 0.5% more than any third party or group. This limit, once increased, will not be reduced even if the third party or group subsequently reduces its ownership.

6.2 If LV Capital breaches the standstill agreement, then LV Capital shall no longer be entitled to have 2 of its nominees on the board of directors and the preemptive rights shall lapse.


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7.    Noncompetition

      The Majority Shareholders agree not to compete with the company, directly or indirectly, for the term of the Shareholders Agreement.

8.    Term of the Shareholders' Agreement

      The term will be for so long as LV Capital holds more than 5% of the outstanding shares.

9.    Purchase of Common Stock

      Majority Shareholders and others (management and employees) will sell to LV Capital shares of Common Stock of IP Delaware at $12.00 per share, so at closing (on or before 30 November 1999) LV Capital and its affiliates will own in the aggregate 20% of the number of outstanding shares of Common Stock of IP Delaware.

10.   Not an Agreement

      This term sheet does not constitute an offer, or acceptance of the terms of the other party, if a prior draft is deemed an offer. The foregoing is merely an expression of intent and negotiation, and is subject to the execution and delivery of a formal, written agreements acceptable to all parties. Further, the terms as they finally appear in such formal, written agreements, shall be construed and interpreted as they finally appear in such agreements, if and when executed and delivered.

      LV Capital

By:   __________________       ___________________        __________________
Daniel Pierre, President       Jean Madar                 Philippe Benacin


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